CHARDAN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65277

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Chardan Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1 Pennsylvania Plaza, Suite 4800
(No. and Street)

New York	**NY**	**10119**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Urbach	**646-465-9003**	**surbach@chardan.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, 11th Floor	New York	NY	10117
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Urbach _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chardan Capital Markets LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Steven Urbach   Digitally signed by Steven Urbach
Date: 2026.03.30 13:37:28 -04'00'

Title:

Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member and Members of the Management Committee
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2022.

New York, New York
March 30, 2026

CHARDAN CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets		
Cash and cash equivalents	$	22,738,498
Restricted cash		1,689,880
Due from clearing broker		428,693
Due from affiliates		874,062
Accounts receivable		1,434,280
Securities owned, at fair value		13,430,359
Property and equipment, net		892,603
Operating lease right of use assets		14,125,203
Other assets		592,071
Total assets	$	56,205,649
Liabilities & Member's Equity		
Liabilities:		
Accrued compensation and benefits	$	11,863,489
Accounts payable		739,548
Deferred revenue		1,136,667
Taxes payable		124,599
Accrued expenses and other liabilities		1,811,986
Operating lease liabilities		16,116,954
Total liabilities	$	31,793,243
Member's Equity		24,412,406
Total liabilities and member's equity	$	56,205,649

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Organization and Basis of Presentation

Chardan Capital Markets LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company primarily focuses on enabling healthcare and disruptive technologies and on supporting the capital markets goals of corporate and institutional clients. The Company's services include principal transactions, agency transactions, investment banking and investment advisory. The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii). The Company is 100% owned by Chardan Securities, LLC and is located in New York City.

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Significant Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents and Concentration of Credit Risk

Cash consists of cash in banks and at times may exceed federally insured limits. The maximum Federal Deposit Insurance Corporation ("FDIC") insurable limit on cash deposits is $250,000 at each financial institution. Cash in excess of the FDIC insurance limit was $21,965,288 as of December 31, 2025.

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of three months or less at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions.

Restricted Cash

As of December 31, 2025, the Company maintained one money market deposit account of $1,634,436 to secure a letter of credit on its current New York office lease. This money market deposit account includes $366,465 received in March 2023 by the Company from an affiliated subtenant in Company's New York office. The deposit will be refunded to the subtenant upon maturity of the lease.

The Company also maintains a security deposit of $47,806 for its current Connecticut office lease. Additionally, the Company maintains an interest-bearing security deposit received in April 2024 from a subtenant of its Connecticut office lease. As of December 31, 2025, the subtenant's security of $7,638 is included in restricted cash on the Statement of Financial Condition along with the money market deposit account and Connecticut security deposit noted above.

Securities Owned and Securities Sold, not yet Purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities positions are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, as described in Note 3.

The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Premises and Equipment

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets. The Company estimates the useful lives of computer equipment and software and web-site costs to be five years. The Company estimates the useful lives of furniture and fixtures to be seven years. Leasehold improvements are generally amortized over the terms of their respective leases.

Leases

The Company's accounting and reporting of its leases complies with FASB ASC 842, *Leases*. For leases with an original term longer than one year, lease liabilities are initially recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term. A corresponding right-of-use ("ROU") asset is initially recognized equal to the lease liability adjusted for any lease prepayments, initial direct costs and lease incentives.

The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Certain leases have renewal options that can be exercised at the discretion of the Company. Lease expense is generally recognized on a straight-line basis over the lease term and included in Occupancy and equipment rental expense.

The Company subleases a portion of its New York office space to an affiliated subtenant and subleases a portion of its Connecticut office space to an unaffiliated subtenant. The Company records rental income from these subleases on a straight-line basis over the sublease term. The Company's New York office lease and the related sublease with the Company's affiliate includes a rent abatement period at the inception of these agreements which has resulted in a sublease rent receivable from the affiliate to the Company. This sublease rent receivable is included in due from affiliates in the Statement of Financial Condition. Rental income from these subleases is included in Sublease rental income in the Statement of Operations.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal income taxes, since these taxes are the personal responsibility of the Company's member. At December 31, 2025, the Company had a current NYC UBT payable of $124,599.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2025, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions. The Company is subject to examination by tax authorities for all tax years subsequent to 2020. There are presently no ongoing income tax examinations.

The Company recognizes interest and penalties in accrued expenses and other liabilities in the Statement of Financial Condition.

Revenue from Contracts with Customers

The Company accounts for revenue recognition under FASB ASC 606, *Revenue from Contracts with Customers*, which provides a five step model to revenue recognition as follows:

Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The following is a description of principal activities from which the Company generates its revenue. In all cases, revenue recognition is subject to collection being probable.

<u>Underwriting Fees</u>

The Company earns underwriting fees in securities offerings in which the Company acts as an underwriter, such as initial public offerings, follow-on equity offerings, debt offerings, and convertible security offerings. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer; and (iii) the Company has been informed of the number of securities that it has been allotted.

Generally, the role of the members of the underwriting syndicate, including the lead and participating underwriters, is that of a principal for their respective share of the underwriting expenses because (a) the underwriters obtain control of these services and combine them with other services as part of delivering on their performance obligation and (b) based on the weight of the indicators in FASB ASC 606. Consequently, the Company, as an underwriter, reflects its proportionate share of the underwriting costs on a gross basis. In cases when the Company is the lead underwriter it does not recognize expenses attributable to the participating underwriters because these reflect costs that are legally the responsibility of the participating underwriters. However, the specific facts of each arrangement are considered when making these determinations. Transaction-related expenses, such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

<u>Deferred Underwriting Fees</u>

From time to time, the Company may also earn an additional fee (a "deferred underwriting fee") from underwritings in accordance with the conditions required in the applicable prospectus. Generally, the deferred underwriting fee is earned only upon the consummation of an initial business combination, as described in the prospectus. If a business combination is not consummated within the required time period noted in the prospectus, a deferred underwriting fee will not be earned. Generally, the deferred underwriting fee is maintained in an escrow account by an unaffiliated third-party transfer agent and is only released upon the successful consummation of a subsequent business combination. Since a merger target company is not yet identified at the time of the initial closing date of the firm commitment underwriting and generally may take in excess of one year, the underwriters, including the Company, would not record any earned or unearned revenue until the successful consummation of a business combination between the original issuer of the securities offering and the merger target company.

<u>Advisory Fees</u>

The Company's investment banking income also includes revenues earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company records advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement, typically the closing date of the transaction.

<u>Private Placement Fees</u>

Revenue for private placements and capital raising transactions is generally recognized when the underlying transaction is completed (the closing date of the transaction) under the terms of each assignment or engagement. The

revenue is determined based on the terms in each engagement letter and is recognized after the performance obligations noted in the engagement letter have been satisfied.

<u>Securities Received as Investment Banking Revenues</u>

From time to time, the Company receives securities in the form of common stock, warrants or a combination of both of these securities as compensation for various types of investment banking services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement, typically the closing date of the transaction. The Company's contracts with customers may include promises to transfer multiple services to a customer. Determining whether services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The securities received and related revenue is initially recorded at their estimated fair value and valued again at the balance sheet date with the difference recognized as an unrealized gain or loss until disposition. As described in Note 3, if the securities received by the Company are restricted, the securities are generally valued based on the market price less a management estimated restriction adjustment when valuing the securities.

<u>Commissions</u>

Commission revenue includes fees from executing and clearing client transactions and commission sharing arrangements. These fees are recognized on a trade date basis. The execution of each trade order represents a distinct performance obligation and the transaction price at the point in time of trade order execution is fixed. Trade execution is satisfied at the point in time that the customer has control of the asset and as such, fees are recorded on a trade date basis or, in the case of payments under commission sharing arrangements, when earned.

<u>Research Fees</u>

Research fees are paid to the Company for providing equity research. Revenue is recognized once an arrangement exists and access to research has been provided. Generally, the Company issues a bill and the Company's clients then remit funds to the Company.

<u>Other Income</u>

In accordance with FASB ASC 606, the reimbursable costs incurred to fulfill the advisory contract are presented as revenue and expense in the gross amount of consideration to which it expects to be entitled. The Company believes this because the Company determined it is the principal in accordance with FASB ASC 606-10-55-37A. However, the specific facts and circumstances of each arrangement are considered when making this determination.

Disaggregation of Revenue

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. As of December 31, 2025 the Company had no outstanding contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2025, the Company had contract liabilities of $1,136,667 which are disclosed as Deferred revenue within the Statement of Financial Condition.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts and the probability of collection. Accounts receivable totaled $1,434,280 as of December 31, 2025.

Current Expected Credit Losses (CECL)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. As of December 31, 2025, $704,990 of the outstanding accounts receivable were greater than 90 days past due. Management does not believe that any allowance is required on the Company's outstanding accounts receivable as of December 31, 2025.

The Company will continue to evaluate the appropriateness of a credit loss allowance on these receivables as facts and circumstances may evolve.

Due from Clearing Broker

The Company's trades and contracts are cleared through a clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Off-Balance Sheet Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities Inc. ("Wedbush"). The Company's clearing and execution agreement provides that it's clearing firm credits losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the Company's clearing firm records customer transactions on a settlement date basis, which is generally one business day after the trade date. No adjustments to the financial statement was necessary to reflect the trade date basis as the amounts were not considered material to the financial statement.

Wedbush is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts. In such a case, Wedbush may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any losses incurred by Wedbush will be charged back to the Company.

The Company, in conjunction with Wedbush, controls off-balance sheet risk by monitoring the market value, marking securities to market on a daily basis, and by requiring adjustments of collateral levels. Wedbush establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company clears certain of its proprietary and customer transactions through Wedbush on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions.

Segment Reporting

FASB ASC 280, *Segment Reporting*, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker ("CODM"), the Chief Executive Officer, manages the Company's business activities as a single operating and reportable segment at the consolidated level.

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326). This guidance contains amendments that provide decision-useful information to investors and other financial statement users while

reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The adoption of ASU 2025-05 is not expected to have a material impact on the Company's financial statement.

Note 3. Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable.

The inputs used by the Company in estimating the value of Level 3 investments include management estimated adjustments to reflect the restriction period on a security by security basis, and a Black-Scholes Option Pricing model that is updated as needed to reflect changes in the Company's view of the marketplace. The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted as necessary, based on current market conditions and other third-party information.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

Money Market Mutual Funds

The Company's investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets.

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Restricted Equity Securities

Restricted equity securities are generally valued based on the market price, adjusted for a management-estimated unobservable valuation adjustment considering factors such as the issuer's financial standing, business and financial plan, cost at purchase, market liquidity, restrictions on salability per FASB ASC 820, pending business combinations, reorganization activity, trading activity in comparable securities, the issuer's financing prospects, economic conditions, recent transactions, and dealer pricing of similar securities. The management-estimated adjustment totaled $9,050,388 as of December 31, 2025. These investments are categorized in Level 3 of the fair value hierarchy.

Private Warrants

The Company uses a Black-Scholes Option Pricing model to estimate the fair value of warrants. Key inputs include exercise price, market price, the expiration date of the warrant, volatility and risk-free rate. Adjustments are made for unobservable inputs such as volatility, sale restrictions, the issuer's financial health, market conditions, in-the-money status, and liquidity. Volatility estimates, while based on historical data, are adjusted for anticipated holding period volatility. The Company regularly reviews the fair value of the warrants to reflect changing conditions. These investments are categorized in Level 3 of the fair value hierarchy.

Generally, the Company cannot sell, transfer, assign, pledge, or enter into any hedging/derivative transactions related to the restricted equity securities and warrants for 360 days after the closing date of the applicable transaction. This includes the mandatory 180-day lock-up period in accordance with FINRA Rule 5110, Corporate Financing Rule – Underwriting Terms and Arrangements.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets				
Money Market Funds				
Other	$ 8,374	$ —	$ —	$ 8,374
Total Money Market Funds	8,374	—	—	8,374
Equities				
Biotechnology/Healthcare	6,722,032	—	1,331,557	8,053,589
Financials	—	—	451,514	451,514
Technology	—	—	3,558,192	3,558,192
Other	—	—	79,653	79,653
Total Equities	6,722,032	—	5,420,916	12,142,948
Warrants				
Biotechnology/Healthcare	—	—	396,549	396,549
Technology	—	—	877,193	877,193
Other	—	—	5,295	5,295
Total Warrants	—	—	1,279,037	1,279,037
Total Assets	$ 6,730,406	$ —	$ 6,699,953	$ 13,430,359

As of December 31, 2025, the Company had no liabilities measured at fair value.

The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

The following table provides additional information about the valuation techniques, significant unobservable inputs, and qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2025:

Assets	Fair Value at December 31, 2025	Valuation Techniques	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range of input adjustments to reflect current conditions
Investments in Restricted Equities	$ 5,420,916	Market price less management adjustment	Management adjustment: Significant increase(decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement.	60.0% - 75.0%
Investments in Private Warrants	$ 1,279,037	Black -Scholes Option Pricing model	Stock price adjustment	(60.0%) - 0.0%
			Holding period adjustment	(4.0) - 0.4
			Standard deviation of stock price adjustment	(50.0%) - 0.0%

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments include cash and restricted cash, due from clearing broker, due from affiliates, syndication fees receivable, accrued compensation and benefits, accounts payable, and accrued expenses and other liabilities (all Level 1).

Note 4. Property and Equipment

Property and equipment consist of the following at December 31, 2025:

Computer equipment and software	$	342,925
Furniture and fixtures		452,038
Leasehold improvements		852,406
Web site		169,990
		1,817,359
Less accumulated depreciation		(924,756)
	$	892,603

Note 5. Due From Clearing Broker

Amounts receivable from the Company's clearing broker at December 31, 2025, consists of the following and are included in Due from clearing broker in the Statement of Financial Condition:

Fees and commissions receivable	$	178,691
Deposit with clearing broker		250,002
	$	428,693

Note 6. Commitment and Contingencies

Leases

The Company has obligations as a lessee for current office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.

The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the Statement of Financial Condition as of December 31, 2025 are as follows:

Operating Leases:

Operating lease ROU assets	$	14,125,203
Operating lease liabilities	$	16,116,954

Supplemental Information:

Weighted average remaining lease term:	109.59 months
Weighted average discount rate:	5.06 %

The Company entered into an agreement as of March 31, 2023 to lease new office space in New York with an initial cancelable term in excess of one year. This lease commenced on June 1, 2024 when the lessor's work was deemed to be substantially completed. The Company classified this office lease as an operating lease upon commencement of the lease. This lease is scheduled to expire eleven years after the commencement date noted above. The aggregate

future minimum rental payments under this new office lease for the years subsequent to December 31, 2025 totals $19,821,920.

Effective April 1, 2024, the Company entered into an agreement to renew its lease for office space in Connecticut with an initial cancelable term in excess of one year. The Company classified this office lease as an operating lease upon commencement of the lease. This lease is scheduled to expire three years after the commencement date noted above. The aggregate future minimum rental payments under this new office lease for the years subsequent to December 31, 2025 totals $578,164.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2025 are:

Year Ending December 31,		
2026	$	2,262,227
2027		1,915,938
2028		1,969,633
2029		2,090,800
2030		2,188,371
Thereafter		9,973,115
Total undiscounted lease payments	$	20,400,084
Less imputed interest		(4,283,130)
Total lease liabilities	$	16,116,954

The Company entered into an operating sublease agreement with ATW Partners LLC ("ATW"), an affiliate of the Company, on May 10, 2024. Under this agreement, effective June 1, 2024, the Company will act as the intermediate lessor, and ATW will act as the lessee in accordance with this sublease agreement. Pursuant to this sublease agreement, ATW is subleasing a portion of the Company's New York office space, which commenced in June 2024 and expires in May 2035. The sublease also provides ATW with the right to utilize certain common areas in the Company's New York office lease premises.

The aggregate future minimum rental payments under this office sublease for the years subsequent to December 31, 2025 totals $4,632,383.

Maturities of sublease receivables due to the Company under noncancelable operating leases as of December 31, 2025 are:

Year Ending December 31,		
2026	$	420,660
2027		420,660
2028		460,303
2029		488,620
2030		511,422
Thereafter		2,330,718
Total sublease payments	$	4,632,383

As of December 31, 2025, the Company had a deferred rent receivable balance of $491,775 with ATW from this sublease noted above which is which is included in Due from affiliates on the Statement of Financial Condition.

Contingencies

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and positions are carried on the

books of the clearing organization. The Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company.

Guarantees

FASB ASC 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, and this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Regulatory

As a regulated securities broker-dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. The Company is subject to examination by certain regulatory jurisdictions, including the SEC and FINRA. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. In management's opinion, based upon the information available at this time there are no proceedings or investigations by self-regulatory organizations against the Company that would have a material impact on the financial position or operating results of the Company.

Legal

In the ordinary course of business, from time to time the Company may be involved in regulatory examinations, proceedings and other various legal matters relating to its activities as a broker-dealer. As of the date of the opinion of these audited financial statements, the Company is involved in a client matter that could result in a legal settlement. As of December 31, 2025, the Company reserved $500,000 in connection with this matter, although the ultimate outcome of this matter cannot be determined at this time.

As of December 31, 2025, the reserve is included in accrued expenses and other liabilities in the Statement of Financial Condition. As of the date that these financial statements were available to be issued, the Company is not aware of any other matters that are expected to have a material adverse effect on the Company's financial position or operating results.

Note 7. Related Party Transactions

ATW Partners LLC

Commission Revenues

The Company earns commissions for executing equity agency orders placed by ATW's private funds with the Company which the Company clears through the Company's clearing broker.

The Company also earns commission revenues for successful private placement transactions the Company introduces to the private funds ATW manages. As of December 31, 2025, there were receivables of $321,303 from ATW related to these commissions which were included within Due from affiliates on the Statement of Financial Condition.

Services Agreement

In accordance with a services agreement originally effective October 7, 2021 and as amended effective June 21, 2022 and December 18, 2023 (the "Services Agreement") between the Company and ATW, the Company will provide office space, personnel resources, and other services to ATW.

The amounts allocated to ATW include use of the office space currently occupied by Company in New York and technology support from the Company's technology personnel along with other technology related licenses, maintenance and support the Company and ATW utilize. As of December 31,2025, $16,795 related to these occupancy and technology related services in the Services Agreement is receivable from ATW and included within Due from affiliates on the Statement of Financial Condition.

Zooz Power Ltd.

The Company earned investment banking revenue with Zooz Power Ltd. ("Zooz") for the year ended December 31, 2025. The Company's balance of investments in restricted equity securities with Zooz as of December 31, 2025 was $1,909,055 and is included within securities owned, at fair value on the Statement of Financial Condition.

Note 8. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer with operations consisting primarily providing investment banking services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company's segment assets and liabilities are the same as those reported in the Company's Statement of Financial Condition.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company utilizes the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000. As of December 31, 2025, the Company had net capital of $10,500,170, which was $10,250,170 in excess of the minimum net capital required.

Note 10. Employee Benefit Plan

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees.

As of December 31, 2025, $15,683 was payable and included in Accounts payable on the Statement of Financial Condition.

Note 11. Subsequent Events

Subsequent events have been evaluated through the date that the financial statement was available to be issued. No significant subsequent events have been identified which would require disclosure or recognition in the financial statement.